Nu Horizons Electronics Corp.

                               [GRAPHIC OMITTED]

Component solutions for
           technological innovations

                                                              1998 Annual Report

Corporate Profile

Nu Horizons Electronics Corp., listed on the Nasdaq National Market (NUHC), together with its wholly-owned subsidiary Nu Horizons/Merit Electronics Corp., is a leading distributor of high technology active components, including memory chips, microprocessors, digital and linear circuits, diodes and transistors, to a wide variety of commercial original equipment manufacturers OEMs. Nu Horizons is a franchised distributor of components manufactured by many major semiconductor manufacturers.

NIC Components Corp. is a wholly-owned subsidiary of Nu Horizons and is the exclusive North American sales and marketing outlet for the extensive line of passive components manufactured by Nippon Industries Co., Ltd., a leading Japanese component manufacturer. NIC has also established several other manufacturing associations as well as a nationwide network of distributors and is "designed-in" as a qualified source of passive components by over seven thousand original equipment manufacturers.

Nu Horizons International Corp., another wholly-owned subsidiary, is a worldwide export distributor of electronic components.

Nu Visions Manufacturing, Inc., a wholly-owned subsidiary of the Company, located in Springfield, Massachusetts, is a contract assembler of circuit boards, and related electromechanical devices for various OEMs.

Markets Served

Appliances
Audio
Automotive
Avionics
Cable TV
Computer Peripherals
Consumer Products
Contract Manufacturing
Datacommunications
Debit Card Systems
Entertainment
Environmental Measurement & Control
Factory Automation
Games
Global Positioning
Graphics
Hand Held Computing
Imaging
Instrumentation
Industrial Control
Medical Electronics
Microwave Communications
Military
Multi Media
Networking
Office Automation
Personal Computing
Power Supplies
Robotics
Super Computers
Systems Integration
Telecommunications
Test and Measurement
Value Added Resellers
Video
Wireless & Cellular

--------------------------------------------------------------------------------
Selected Financial Data
--------------------------------------------------------------------------------

                                                                           For The Year Ended
                                                February        February        February         February       February
                                                28, 1998        28, 1997        29, 1996         28, 1995       28, 1994
---------------------------------------------------------------------------------------------------------------------------
Income Statement Data:
   Net sales                                  $233,325,408    $216,612,707    $202,803,184    $130,251,554    $ 92,418,038
   Gross profit on sales                        50,794,325      48,488,124      48,201,148      30,913,305      24,950,478
   Gross profit percentage                            21.8%           22.4%           23.8%           23.7%           27.0%
   Income before provision for income taxes      8,947,537      11,921,256      15,799,592       7,444,147       8,549,534
   Net income                                    5,297,991       7,073,560       9,396,301       4,421,823       5,044,225
   Earnings per common share:
     Basic                                    $        .61    $        .81    $       1.19    $        .57    $        .65
     Diluted                                  $        .52    $        .69    $        .97    $        .52    $        .65

                                                February        February        February         February       February
                                                28, 1998        28, 1997        29, 1996         28, 1995       28, 1994
---------------------------------------------------------------------------------------------------------------------------
Balance Sheet Data:
   Working capital                            $ 75,217,607    $ 51,941,472    $ 57,954,434    $ 36,328,941    $ 23,792,512
   Total assets                                 99,641,428      74,783,314      75,459,586      51,972,606      37,448,040
   Long-term debt                               32,790,395      15,523,483      27,094,030      20,580,613       9,339,195
   Shareholders' equity                         51,542,045      46,950,735      37,617,703      22,541,916      18,051,985

   [THE FOLLOWING TABLE WAS DEPICTED AS A PIE CHART IN THE PRINTED MATERIAL.]

--------------------------------------------------------------------------------
TAM* for Active Components (Americas)
--------------------------------------------------------------------------------
                                                                     in billions
--------------------------------------------------------------------------------
                 Microprocessor          $  10.6
                 Dynamic RAM                 8.2
                 Analog                      5.5
                 Microperipheral             3.9
                 Discrete                    3.1
                 Microcontroller             2.2
                 Static RAM                  1.8
                 Non-volatile Memory         1.5
                 Optical Semiconductor       1.0

Source: Dataquest 1997

   [THE FOLLOWING TABLE WAS DEPICTED AS A PIE CHART IN THE PRINTED MATERIAL.]

--------------------------------------------------------------------------------
TAM*  for Passive Components (N. America)
--------------------------------------------------------------------------------
                                                                     in billions
--------------------------------------------------------------------------------
                 Capacitors               $  2.2
                 Fixed Resistors             0.7
                 Inductors (Magnetics)       0.3

Source: Paumanok Publications 1997

* Total Available Market

--------------------------------------
Letter to Shareholders
--------------------------------------

                               [GRAPHIC OMITTED]

Specialization, strategic marketing
                   and value driven service are the components
                                                    key to our long term growth.

      Nu Horizons made significant progress in an industry that continues to experience severe price erosion and weak demand from the Asian markets. Further exacerbating market conditions, many U.S. manufacturers, especially personal computer makers, overreacted to the strong domestic economy, building up excess inventory of raw materials and finished goods. As a result, our record sales for fiscal 1998 did not translate into higher earnings. Nu Horizons, however, initiated many new strategies and continued to make investments in people, systems and product. While the challenges in our industry will continue, our company is on a charted course designed to grow in step with our mandate for giving value to our customers and shareholders.

Performance For Fiscal 1998

      Nu Horizons achieved record sales of $233,325,000, up 7.7% from $216,613,000 in fiscal 1997. As mentioned above, earnings continued to be impacted by falling component prices and weaker demand from several market sectors. A strong U.S. dollar and devastated Asian economies have opened up a floodgate of low-priced component imports. In fact, Nu Horizons is shipping more units to an expanding customer roster, which should result in increased earnings when the market stabilizes. The fiscal 1998 earnings of $5,298,000 compared with $7,074,000 for fiscal 1997 must be examined within the context of our price-depressed business environment. It must be noted that our balance sheet remains strong, with a working capital ratio of 5.9:1 and working capital of $75,218,000. All operations were profitable.

Strengthening Our Business

      The distribution of semiconductor components is still our core business. We believe that we differ from our competition because we add value to distribution which in turn sets us apart in the eyes of our customers and suppliers.

      Nu Horizons has achieved a leadership position in the electronics industry by combining a unique supplier line-card with a sales and engineering organization trained and motivated to go way beyond basic customer service. A high ratio of application engineers to sales people enables us to bring the latest technologies to a broad range of customers as well as to provide our suppliers with a conduit for their newly developed and specialized products. Taking this approach a step further, we have developed and implemented intensive training programs for all personnel. This training encompasses technical understanding, building customer relationships, time management, systems, and sales strategies. The company has recently fine-tuned its line card in an effort to concentrate on technologies that have the greatest opportunities for new markets and increased revenues. The higher costs associated with doing business in a more advanced technology "niche" mode has generated higher profit margins. Our NIC Components subsidiary also had a record sales year by increasing shipments to large OEMs and expanding into the Asian and European markets. NIC supplies a broad line of passive components and a specialized line of capacitors that is being designed-in by many of the leading manufacturers of electronic equipment. A new level of brand recognition has increased NIC's value to its distribution customer base. Recently, NIC launched its first venture into Europe by opening a sales and stocking facility in the United Kingdom. It has become necessary to have a physical presence in key worldwide locations to support global manufacturers. NIC is also focusing on expanding its sales of magnetic and circuit protection devices.

      Our Nu Visions Manufacturing subsidiary also experienced record sales and profitability. This contract manufacturing company has recently attracted several large customers who have gained confidence in our quality and production capabilities. We have an experienced and talented team in place to take advantage of the increasing demand for outsourcing. We recently authorized the expansion of the Springfield, Massachusetts plant and the addition of a new, higher speed production line. Nu Visions is well positioned to contribute significantly to the sales and profitability of the entire Nu Horizons organization.

Building Our Management Team

      Our company is constantly searching out the best talent in our industry; people who can add dimension with new ideas and execute those ideas utilizing real life experiences. The electronics industry has untapped potential growth as new developments occur almost daily. There is an unquenchable thirst for research, innovation and new applications. Nu Horizons continues to attract highly motivated individuals drawn to our open-minded culture.

      David Bowers, our new Vice-President of Semiconductor Marketing brings over 20 years of experience from both manufacturing and distribution environments. Most recently David was marketing director of semiconductors for a large-scale distributor of semiconductors. David has refined our strategies and is working with suppliers and product managers to focus on new technologies.

                               [GRAPHIC OMITTED]

New developments occurring
    almost daily give the electronic
  industry untapped potential

      Another important addition to our team is Elaine Givner, who took the newly-created position of Vice President of Human Resources, Training and Development. Elaine has 25 years of Personnel Relations and training experience primarily in electronics distribution. Setting up in-depth training programs is vital to our strategy and Elaine has already shown that the ongoing education of our sales personnel brings returns to our company.

      Teresa Shatsoff joined Nu Horizons after 24 years with the world's largest electronic component distributor. Teresa oversees inventory and allocation of product resources. Steve Mussmacher, also joined us from the same distributor. Steve is working to expand our value-added business by focusing on programmable products; (making this a significant profit center for our semiconductor distribtion segment).

Operations

      Our in-house computer system is vital to the successful growth of our company. Quick, accurate access to information is the highest priority for both our employees and customers. Our in-house team of programmers works closely with our own personnel and many of our customers to upgrade systems to be user friendly and to maximize our product offering. Nu Horizons was among the first distributors in its size category to utilize the Internet with user-friendly data access that provides customers with the most current technology and application information. Recently we have instituted "intranet" software designed to provide safe and efficient information sharing and communication among our own employees. While today we enjoy full "EDI" (Electronic Data Interchange) with many of our larger customers, we believe we have anticipated the next technology, the "extranet", which we expect to facilitate an economical and simple means of communication between Nu Horizons and its customers. Using the Internet as the basic format for transmissions, customers will be able to access predetermined information to help them make quick business decisions regarding purchases, deliveries, inventory access, pricing, technical data, customer service and much more.

      We are proud to announce that we are already "Year 2000 Compliant", a feat accomplished with hard work and a pool of talented programmers.

      Our new automated warehouse, in combination with our own inventory maintenance software, has developed beyond our expectations.

                               [GRAPHIC OMITTED]

[PHOTO OMITTED]

From left to right:

Arthur Nadata, Richard Schuster and Irving Lubman

Our ability to customize inventory management programs has enabled us to build on our strong customer relationships. We encourage visits to our facility and many positive reactions have turned into new business. The efficiencies and accuracy in shipping many more units is a direct result of our investments in state-of-the-art warehousing and distribution systems. Our new headquarters and distribution center will take us into the new millennium.

      In its 16 years of business, Nu Horizons has faced many challenges and taken advantage of opportunities as they presented themselves. The electronics industry today is still relatively young with a tremendous upside for those who can be agile, creative and motivated. We believe that we have built a strong and farsighted company. Nu Horizons' true value will be realized by implementing our strategies and taking advantage of the long-term growth in our industry.


/s/ Irving Lubman

Irving Lubman
Chairman of the Board


/s/ Arthur Nadata

Arthur Nadata
President and CEO and Director


/s/ Richard Schuster

Richard Schuster
Vice President, Secretary and Director

--------------------------------------------------------------------------------
Nu Horizons Electronics Corp.
--------------------------------------------------------------------------------
                                                         Semiconductor Solutions
--------------------------------------------------------------------------------

[GRAPHIC OMITTED]

From left to right:

Our specialized Field Applications Engineers consult with customers on their system designs.

Programming of Flash Memories to customers' specifications.

Tape and reeling of integrated circuits to support our customers volume surface mount assembly needs.

                               [GRAPHIC OMITTED]

Defining service by the
              value that we add

      At Nu Horizons, we focus on our customers and on making them more successful in today's competitive environment. We also provide value to our suppliers, who look to Nu Horizons as a "Specialist Distributor" willing to invest in the resources needed to design and sell leading edge technologies. We focus on engineering solutions by understanding the strengths of our suppliers and the product development criteria of our customers. Our strategy is to provide the best-in-class service and support through:

      o Specialized knowledge of semiconductor products.

      o A broad range of both high technology and commodity products from leading suppliers such as Cirrus Logic, Maxim Integrated Products, STMicroelectronics, Sun Microsystems, Toshiba and Xilinx.

      o Sales specialists in the field and on the phone to provide total semiconductor solutions to meet the customers needs.

      o Field Application Engineers (FAE's) who are college graduate engineers with a minimum of five years design experience.

      o Industry leading Value Added Services, including programming of logic, memory and voice components, tape and reeling for surface mount assembly, vacuum heat sealing and custom bar coding.

      o Customized Materials Management Programs including electronic commerce, bonded inventories automated replenishment and consignment.

      o World Class Quality. We provide the right product, the right quantity, the right packaging, on time and with zero failures to all of our customers. We have invested in a 50,000 square foot automated warehouse in our corporate facility in Melville, New York and a 15,000 square foot automated facility in Northern California. We are ISO 9002 registered and Year 2000 Compliant.

      Nu Horizons has a lot to offer; stability in the marketplaces served, a strong line card focused on providing semiconductor solutions for a wide range of market segments, flexibility in servicing our customers, the communication tools that make it easier to do business with us, and the speed to react to the demands in our dynamic industry.


                                     6 & 7

--------------------------------------------------------------------------------
NIC Components Corp.
--------------------------------------------------------------------------------
                                                    Passive Components Solutions
--------------------------------------------------------------------------------

                               [GRAPHIC OMITTED]

Value driven and the most
                     extensive product offering

      NIC Components Corp. has become a leading supplier of passive components under its own brand name. Products are produced for NIC by the highest quality, specialized manufacturers in their field. Nippon Industries Co., Ltd. of Japan remains a primary supplier for NIC and a close partner for technical collaborations. Other supplier relationships continue to be strong and our intensive monitoring of both quality and performance is designed to insure our customers' satisfaction.

      Passive components are an expanding and vital building block for electronic equipment. Capacitors, resistors, magnetics and circuit protection devices are widely used in computers, test and measurement instrumentation, appliances, telecomm and datacomm, industrial controls, security and alarm, automotive electronics and much more.

      In the past several years a new customer base of larger OEMs and contract manufacturers have chosen NIC as one of their core suppliers. Similar to Nu Horizons' semiconductor distribution, NIC is

                               [GRAPHIC OMITTED]

NIC's new advertising campaign in trade publications is designed to build higher brand recognition. Emphasis is on our wide variety of products, technical support and inventory management programs.

promoting more specialized products with a strong emphasis on technical support and training. NIC's own in-house sales team is augmented by sixteen contracted sales representative organizations. In addition, a very impressive line-up of distributors provides local service and inventory to thousands of customers nationwide.

      In March 1998, NIC opened a sales and stocking facility in Buckingham, England. NIC Eurotech, LTD., our wholly owned subsidiary, is expected to enable us to participate in an expanding European market. To date we are selling products to several U.S. multi-national corporations in the United Kingdom and Ireland, and have appointed a major distributor for the entire European continent. NIC has also appointed a stocking agent in Singapore to support Asian manufacturing facilities for certain U.S. multi-national corporations. NIC's global presence has added significant credibility to customers who demand worldwide logistical support.

NIC is making extensive use of the Internet and EDI (electronic data interchange). Our web site, containing volumes of technical information, is attracting thousands of engineers and buyers. Customers can do all their business transactions electronically with NIC's user friendly software.

                               [GRAPHIC OMITTED]

--------------------------------------------------------------------------------
NU Visions Manufacturing, Inc.
--------------------------------------------------------------------------------
                                                          Circuit Board Assembly
--------------------------------------------------------------------------------

                               [GRAPHIC OMITTED]

From left to right:

Higher levels of quality control and manufacturing excellence have gained Nu Visions many new customers.

A skilled and motivated production team works closely with their customers, sharing technical expertise which provides the customer with better design solutions.

Nu Visions specializes in high density circuit board assemblies and exacting specifications.

                               [GRAPHIC OMITTED]

Developing effective
              solutions for
         diverse situations

      Nu Visions is an electronics manufacturing service company that provides assembly and testing of printed circuit boards. "Outsourcing" has become a major trend in the electronics industry. Many OEMs see the economic and technical benefits of utilizing a contract manufacturer for all or part of their product assembly. The market for these services is expected to exceed 20 billion dollars in the U.S. this year. A projected growth of 20% a year, through 2002, is a reflection of electronics companies reliance on contract manufacturing.

      The industry is highly concentrated, with the top 20 contract manufacturers controlling two-thirds of the contract market. This segment of the market is dominated by large OEMs (ie. PC Makers) with high volume requirements; these customers are extremely price sensitive and typically this type of business generates low margins.

      Nu Visions participates in the market segment dominated by smaller OEMs and for the lower volume products of larger OEMs. Many of Nu Visions' customers require higher quality and more technically complicated assemblies. Consequently, this more specialized manufacturing service is expected to warrant higher margins for Nu Visions. Recently we completed a major expansion of the Nu Visions facility in Springfield, Massachusetts and the addition of a higher speed production line providing Nu Visions with the capacity to increase its sales of manufacturing services by up to 300%

                               [GRAPHIC OMITTED]

Faster more accurate
               order fulfillment

      Customers today demand on-time, zero-defect and cost-effective inventory management programs. In such a highly competitive market, OEMs cannot afford to carry inventory or have extensive handling costs. Nu Horizons invested in state-of-the-art warehousing systems encompassing both automated handling apparatus and sophisticated software. Our two warehouse facilities, in New York and California, can handle the highest standards of inventory management that the electronics industry demands. Our ISO 9002 certification gives us the procedures for the highest levels of quality control. All shipments are inspected at multiple stations and packaged for safety and economy. We can deliver to an exacting schedule, bond or consign inventory, replenish on demand and ship same day up to 5:00PM coast to coast.

Materials Management Solutions

      o     Electronic Commerce System (EDI)

      o     Auto-Replenishment

      o     Bonded Inventory

      o     Consignment Inventory

      o     In-Plant Stores

      o     "JIT" (Just In Time)

      o     KAN BAN

      o     Bar Coding

From left to right:

All inventories are bar coded for warehouse location, accuracy of order picking and traceability of product quality.

Warehouse automation allows for higher unit shipments, same day shipping and cost-effective inventory management.

Multiple inspections and highly trained personnel contribute to accurate and efficient shipping.

                               [GRAPHIC OMITTED]

                               [GRAPHIC OMITTED]

From left to right:

Our 30,000 square foot sales, marketing, finance and executive office facilities significantly enhance the Company's distribution support capabilities.

Quick and easy access to information allows our sales and customer service professionals to satisfy customer needs. Customer satisfaction with both the timeliness and array of information available is our priority.

Nu Horizons multi-media training center is the nucleus of our program for having the most knowledgeable sales people and engineers.

                               [GRAPHIC OMITTED]

Greater access, commitment
          to service and investment
   in training, support a broad
     technical product line.

      Reliable and easily accessible information is vital to properly service today's sophisticated customer. Many years ago, Nu Horizons made the commitment to develop an extensive and user-friendly computer system. Our in-house team of programmers worked closely with all departments, including sales, product, engineering, accounting and management, as well as our customers and suppliers. The result is a software package that allows access to an extensive bank of information. Today we continue to enhance our programs with an emphasis towards future reliance on the Internet. Our website is utilized by thousands of engineers' worldwide and our intranet software is in the final stages of development.

      Our industry demands a high level of technical expertise. The customer wants to be confident that they are getting the right components and that they have access to new innovations. Nu Horizons has made a commitment to building a team of experts in products, technology and getting the job done! Our local field application engineers are an extension of the customers' engineering departments. They are recommending leading edge semiconductors to make their products faster, smaller and more cost effective. Continuous training and education is vital to keeping pace with rapidly changing technology. Our product managers and engineers make regular factory visits to get the most current information. We are constantly bringing supplier representatives and industry experts to our facilities for seminars and product classes. Our Human Resources Department has set up an in-house library and regular training sessions encompassing sales, customer service, motivation and management awareness programs. Customer loyalty and the extensive support given by our suppliers measure the effectiveness of these programs.

                               [GRAPHIC OMITTED]

Financial Contents

17       Management's Discussion and Analysis of Financial
         Condition and Results of Operations

20       Consolidated Balance Sheets

21       Consolidated Statements Of Income

21       Consolidated Statements of Changes in
         Shareholders' Equity

22       Consolidated Statements Of Cash Flows

23       Notes to Consolidated Financial Statements

28       Independent Auditors' Report

--------------------------------------------------------------------------------
Management's Discussion and Analysis of Financial Condition and Results of Operations
--------------------------------------------------------------------------------

Introduction:

      Nu Horizons Electronics Corp. (the "Company") and its wholly-owned subsidiaries, Nu Horizons/Merit Electronics Corp. ("NUM"), NIC Components Corp. ("NIC") and Nu Horizons International Electronics Corp. ("International"), are engaged in the distribution of high technology active and passive electronic components to a wide variety of original equipment manufacturers ("OEMs") of electronic products. Active components distributed by the Company include semiconductor products such as memory chips, microprocessors, digital and linear circuits, microwave/RF and fiberoptic components, transistors and diodes. Passive components distributed by NIC, principally to OEMs and other distributors nationally, consist of a high technology line of chip and leaded components, including capacitors, resistors and related networks.

      Nu Visions Manufacturing, Inc. ("NUV" or "Nu Visions") located in Springfield, Massachusetts, another wholly-owned subsidiary of the Company, is a contract assembler of circuit boards, and related electromechanical devices for various OEMs.

      In March 1998, subsequent to the fiscal year end, the Company formed another wholly-owned subsidiary, NIC Eurotech, Ltd., which then began foreign operations in the United Kingdom.

      The financial information presented herein includes: (i) Balance sheets as of February 28, 1998, and February 28, 1997; (ii) Statements of income for the twelve month periods ended February 28, 1998, February 28, 1997 and February 29, 1996; (iii) Statements of cash flows for the twelve month periods ended February 28, 1998, February 28, 1997 and February 29, 1996; and (iv) Consolidated changes in shareholders' equity for the twelve month periods ended February 28, 1998, February 28, 1997 and February 29, 1996.

Fiscal Year 1998 versus 1997
Results of Operations:

      Net sales for the year ended February 28, 1998 aggregated $233,325,408 as compared to $216,612,707 for the year ended February 28, 1997, an increase of 7.7%. Management attributes this moderate increase in sales for the period entirely to the core semiconductor distribution business which experienced excess inventory levels at the semiconductor manufacturing (supplier) level evidenced by reduced unit pricing in spite of substantial increases in unit demand resulting in only moderate increases in sales dollar volume. Management believes that this situation is temporary and is now in the process of correction; however, no assurance can be given in this regard.

      Gross profit margin as a percentage of net sales was approximately 21.8% for the year ended February 28, 1998 as compared to 22.4% for the year ended February 28, 1997. Management attributes this lower profit margin primarily to a general downward correction of selling prices in the marketplace, for both semiconductors and passive components, during the period and a greater volume of larger orders at lower gross profit margins. Although the Company expects that these conditions will not continue, as long as current market trends prevail, no assurances can be given in this regard.

      Operating expenses increased by $5,259,512 to $40,133,422 for the year ended February 28, 1998 from $34,873,910 for the year ended February 28, 1997, an increase of approximately 15.1%. The dollar increase in operating expenses was due to increases in the following expense categories: Approximately $3,328,000 or approximately 63.3% of the increases were for personnel related costs -- commissions, salaries, travel and fringe benefits. During fiscal 1998 the Company decided to continue to pursue a policy of upgrading and enlarging its sales and sales support staff to support anticipated future growth in the near as well as more distant future. Increased sales levels in the second, third and fourth quarters of fiscal 1998 did not meet expectations. The Company continues to believe in this strategy for long-term growth and expects market conditions to undergo a correction in the near future although no assurances can be given in this regard. The remaining increase of approximately $1,931,000 or approximately 36.7% of the total increment is a result of increases in various other operating expenses primarily due to increased overhead from the Company's new corporate headquarters and distribution facility.

      Interest expense increased by $22,071 from $1,701,092 for the year ended February 28, 1997 to $1,723,163 for the year ended February 28, 1998. This relative stability was primarily due to the interest on higher average levels of bank debt being offset by more favorable interest rates.

Interest Costs                                   For The Fiscal Year Ended
                                            February 28, 1998  February 28, 1997
--------------------------------------------------------------------------------
Revolving Bank Credit                              $1,140,796         $1,116,340
Sub. Convert. Notes                                   582,367            584,752
--------------------------------------------------------------------------------
Total Interest Expense                             $1,723,163         $1,701,092
================================================================================

      Net income for the year ended February 28, 1998, was $5,297,991 or $.52 per share, diluted, as compared to $7,073,560 or $.69 per share diluted, for the year ended February 28, 1997. The decrease in earnings is primarily due to increased operating expenses and the lack of commensurate increased sales volume.

--------------------------------------------------------------------------------
Management's Discussion and Analysis of Financial Condition and Results of Operations
--------------------------------------------------------------------------------

Results of Operations:
Fiscal Year 1997 versus 1996

      Net sales for the year ended February 28, 1997 aggregated $216,612,707 as compared to $202,803,184 for the year ended February 29, 1996, an increase of 6.8%. Management attributes this moderate increase in sales for the period entirely to the core semiconductor distribution business which experienced excess inventory levels at the semiconductor manufacturing (supplier) level which resulted in reduced unit pricing and lower overall sales volume.

      Gross profit margin as a percentage of net sales was approximately 22.4% for the year ended February 28, 1997 as compared to 23.8% for the year ended February 29, 1996. Management attributes this lower profit margin primarily to a general downward correction of selling prices in the marketplace, for both semiconductors and passive components, during the period and a greater volume of larger orders at lower gross profit margins.

      Operating expenses increased by $4,496,530 to $34,873,910 for the year ended February 28, 1997 from $30,377,380 for the year ended February 29, 1996, an increase of approximately 14.8%. The dollar increase in operating expenses was due to increases in the following expense categories: Approximately $3,740,000 or approximately 83.2% of the increases were for personnel related costs -- commissions, salaries, travel and fringe benefits. The remaining increase of approximately $756,000 or approximately 16.8% of the total increment is a result of increases in various other operating expenses. Toward the latter part of fiscal 1996 and early in fiscal 1997, the Company decided to pursue a policy of upgrading and enlarging its sales and sales support staff to support anticipated future growth in the near as well as more distant future.

      Interest expense decreased by $325,625 from $2,026,717 for the year ended February 29, 1996 to $1,701,092 for the year ended February 28, 1997. This decrease was primarily due to the interest on higher average levels of bank debt being more than offset by the lower amount of outstanding subordinated convertible debt (see Note 7 to the Consolidated Financial Statements).

Interest Costs                                   For The Fiscal Year Ended
                                            February 28, 1997  February 29, 1996
--------------------------------------------------------------------------------
Revolving Bank Credit                              $1,116,340         $  916,226
Sub. Convert. Notes                                   584,752          1,110,491
--------------------------------------------------------------------------------
Total Interest Expense                             $1,701,092         $2,026,717
================================================================================

      Net income for the year ended February 28, 1997 was $7,073,560 or $.69 per share, diluted, as compared to $9,396,301 or $.97 per share diluted, for the year ended February 29, 1996. The decrease in earnings is primarily due to increased operating expenses and the lack of commensurate increased sales volume.

Liquidity and Capital Resources:
Fiscal Year 1998 versus 1997

      The Company ended its 1998 fiscal year with working capital and cash aggregating approximately $75,218,000 and $4,334,000, respectively at February 28, 1998 as compared to approximately $51,941,000 and $946,000 respectively, at February 28, 1997. The Company's current ratio at February 28, 1998, was 5.9:1. The Company believes that its financial position at February 28, 1998, will enable it to take advantage of any new opportunities that may arise.

      On May 23, 1997, the Company entered into a new unsecured revolving line of credit, which currently provides for maximum borrowings of $35,000,000 through May 23, 2001 with two banks. At February 28, 1998, $25,300,000 was outstanding under this line of credit as compared to $8,000,000 at February 28, 1997.

      In a private placement completed on August 31, 1994, the Company issued $15 million principal amount of Subordinated Convertible Notes, which are due in $5,000,000 increments on August 31, 2000, 2001 and 2002. The notes are subordinate in right of payment to all existing and future senior indebtedness of the Company. The notes bear interest at 8.25%, payable quarterly on November 15, February 15, May 15 and August 15. The notes are convertible into shares of common stock at a conversion price of $9.00 per share. The cost of issuing these notes was $521,565 and was amortized over three years. As of February 28, 1998, $7,941,000 of the notes have been converted into 882,333 shares of common stock and $7,059,000 principal amount of subordinated convertible notes remained outstanding and are due in increments of $2,353,000 on August 31, 2000, 2001 and 2002. No assurance can be given that the notes will be converted or that the shares of common stock underlying the notes will be sold by the holders thereof.

      The Company anticipates that its resources provided by its cash flow from operations and its bank lines of credit will be sufficient to meet its financing requirements for at least the next twelve-month period.

Impact of Year 2000 Issue:

      The year 2000 issue is the result of computer programs being written using two digits rather than four to define the applicable year. Any of the Company's computer programs that have date-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This could potentially result in a system failure or miscalculations causing disruptions of operations, including, among other things, a temporary inability to process transactions, send invoices, or engage in other similar normal business activities. The Company has ensured that its software is already year 2000 compliant, and as such this issue is not expected to have a material effect on the operations of the Company. Nevertheless, the Company cannot predict the effect of the year 2000 problem on the vendors, customers and other entities with which the Company transacts business, or with whose products the Company's products interact and there can be no assurance that the effect of the year 2000 issue on such entities will not adversely affect the Company's operations.

Inflationary Impact:

      Since the inception of operations, inflation has not significantly affected the operating results of the Company. However, inflation and changing interest rates have had a significant effect on the economy in general and therefore could affect the operating results of the Company in the future.

Other:

      Except for historical information contained herein, the matters set forth above are forward-looking statements that involve certain risks and uncertainties that could cause actual results to differ from those in the forward-looking statements. Potential risks and uncertainties include such factors as the level of business and consumer spending for electronic products, the amount of sales of the Company's products, the competitive environment within the electronics industry, the ability of the Company to continue to expand its operations, the level of costs incurred in connection with the Company's expansion efforts, the economic conditions in the semiconductor industry and the financial strength of the Company's customers and suppliers. Investors are also directed to consider other risks and uncertainties discussed in documents filed by the Company with the Securities and Exchange Commission.

Report of Management

      The management of Nu Horizons Electronics Corp. is responsible for the preparation of the consolidated financial statements in accordance with generally accepted accounting principles and for the integrity and objectivity of all the financial data included in this annual report. In preparing the financial statements, management makes informed judgments and estimates as to the expected effects of events and transactions currently being reported.

      To meet this responsibility, the Company maintains a system of internal accounting controls to provide reasonable assurance that assets are safeguarded, and that transactions are properly executed and recorded. The system includes policies and procedures, and reviews by officers of the Company.

      The Board of Directors, through its Audit Committee, is responsible for determining that management fulfills its responsibility with respect to the Company's financial statements and the system of internal accounting controls.

      The Audit Committee is composed solely of outside directors. The Committee meets periodically and, when appropriate, separately with representatives of the independent accountants and officers of the Company to monitor the activities of each.

      Lazar Levine & Felix LLP, the independent accountants, have been selected by the Board of Directors to examine the Company's financial statements. Their report appears herein.


/s/ Paul Durando                           /s/ Arthur Nadata

Paul Durando                               Arthur Nadata
Vice President, Finance and Treasurer      President and Chief Executive Officer

--------------------------------------------------------------------------------
Consolidated Balance Sheets       Nu Horizons Electronics Corp. and Subsidiaries
--------------------------------------------------------------------------------

                                                February 28, 1998  February, 28 1997
------------------------------------------------------------------------------------
Assets
Current Assets:
  Cash                                                $ 4,333,669        $   946,084
  Accounts receivable-net of allowance
    for doubtful accounts of $2,362,722
    and $2,192,079 for 1998 and 1997,
    respectively                                       37,351,029         30,636,645
  Inventories                                          44,004,890         29,764,570
  Prepaid expenses and other current assets             4,837,007          2,903,269
------------------------------------------------------------------------------------
Total Current Assets                                   90,526,595         64,250,568
Property, Plant And Equipment - Net
  (Notes 3 and 6)                                       6,359,775          7,550,356
Other Assets:
  Costs in excess of net assets acquired-net            1,752,332          1,909,256
  Other assets (Note 4)                                 1,002,726          1,073,134
------------------------------------------------------------------------------------
Total Assets                                          $99,641,428        $74,783,314
====================================================================================

Liabilities And Shareholders' Equity
Current Liabilities:
  Accounts payable                                    $12,112,365        $ 7,931,500
  Accrued expenses                                      3,196,623          4,186,802
  Current portion of long-term debt (Note 6)                   --            190,794
------------------------------------------------------------------------------------
Total Current Liabilities                              15,308,988         12,309,096
------------------------------------------------------------------------------------
Long-Term Liabilities:
  Deferred income taxes (Note 9)                          431,395            222,148
  Revolving credit line (Notes 5)                      25,300,000          8,000,000
  Long-term debt (Note 6)                                      --            242,335
  Subordinated convertible notes (Note 7)               7,059,000          7,059,000
------------------------------------------------------------------------------------
Total Long-Term Liabilities                            32,790,395         15,523,483
------------------------------------------------------------------------------------
Commitments And Contingencies
  (Notes 5, 10, 11 and 12)
Shareholders' Equity (Note 8):
  Preferred stock, $1 par value, 1,000,000
    shares authorized; none issued or
    outstanding
  Common stock, $.0066 par value, 20,000,000
    shares authorized; 8,753,076 and
    8,732,299 shares issued and outstanding
    for 1998 and 1997, respectively                        57,770             57,633
  Additional paid-in capital                           19,042,230         18,938,984
  Retained earnings                                    33,532,009         28,234,018
------------------------------------------------------------------------------------
                                                       52,632,009         47,230,635
  Less: loan to ESOP (Note 10)                          1,089,964            279,900
------------------------------------------------------------------------------------
Total Shareholders' Equity                             51,542,045         46,950,735
------------------------------------------------------------------------------------
Total Liabilities and Shareholders' Equity            $99,641,428        $74,783,314
====================================================================================

See notes to consolidated financial statements.

--------------------------------------------------------------------------------
Consolidated Statements Of Income
                                  Nu Horizons Electronics Corp. and Subsidiaries
--------------------------------------------------------------------------------

For the Year Ended                            February 28, 1998   February 28, 1997   February 29, 1996
-------------------------------------------------------------------------------------------------------
Net Sales                                         $ 233,325,408       $ 216,612,707       $ 202,803,184
-------------------------------------------------------------------------------------------------------
Costs And Expenses:
  Cost of sales (Note 12)                           182,531,083         168,124,583         154,602,036
  Operating expenses                                 40,133,422          34,873,910          30,377,380
  Interest expense                                    1,723,163           1,701,092           2,026,717
  Interest income                                        (9,797)             (8,134)             (2,541)
-------------------------------------------------------------------------------------------------------
Total Costs and Expenses                            224,377,871         204,691,451         187,003,592
-------------------------------------------------------------------------------------------------------
Income Before Provision For Income Taxes              8,947,537          11,921,256          15,799,592
  Provision for income taxes (Note 9)                 3,649,546           4,847,696           6,403,291
-------------------------------------------------------------------------------------------------------
Net Income                                        $   5,297,991       $   7,073,560       $   9,396,301
=======================================================================================================
Earnings Per Share (Note 2i):
  Basic                                                  $  .61              $  .81              $ 1.19
=======================================================================================================
  Diluted                                                $  .52              $  .69              $  .97
=======================================================================================================

See notes to consolidated financial statements.

--------------------------------------------------------------------------------
Consolidated Statements of Changes in Shareholders' Equity
                                  Nu Horizons Electronics Corp. and Subsidiaries
--------------------------------------------------------------------------------

                                                                       Additional                                      Total
                                                           Common        Paid-in       Retained         Loan to     Shareholders'
                                               Shares       Stock        Capital       Earnings           ESOP         Equity
--------------------------------------------------------------------------------------------------------------------------------
Balance at February 28, 1995                  7,732,051   $  51,032   $ 10,726,727   $ 11,764,157   $         --    $ 22,541,916
Exercise of stock options                        24,420         161         99,175             --             --          99,336
Conversion of subordinated
  convertible notes                             666,666       4,400      5,995,600             --             --       6,000,000
Loan to ESOP                                         --          --             --             --       (559,800)       (559,800)
Repayment from ESOP                                  --          --             --             --        139,950         139,950
Net income                                           --          --             --      9,396,301             --       9,396,301
--------------------------------------------------------------------------------------------------------------------------------
Balance at February 29, 1996                  8,423,137      55,593     16,821,502     21,160,458       (419,850)     37,617,703
Exercise of stock options                        93,495         617        177,905             --             --         178,522
Conversion of subordinated
  convertible notes                             215,667       1,423      1,939,577             --             --       1,941,000
Repayment from ESOP                                  --          --             --             --        139,950         139,950
Net income                                           --          --             --      7,073,560             --       7,073,560
--------------------------------------------------------------------------------------------------------------------------------
Balance at February 28, 1997                  8,732,299      57,633     18,938,984     28,234,018       (279,900)     46,950,735
Exercise of stock options                        20,777         137        103,246             --             --         103,383
Loan to ESOP                                         --          --             --             --       (950,014)       (950,014)
Repayment from ESOP                                  --          --             --             --        139,950         139,950
Net income                                           --          --             --      5,297,991             --       5,297,991
--------------------------------------------------------------------------------------------------------------------------------
Balance at February 28, 1998                  8,753,076   $  57,770   $ 19,042,230   $ 33,532,009   $ (1,089,964)   $ 51,542,045
================================================================================================================================

See notes to consolidated financial statements

--------------------------------------------------------------------------------
Consolidated Statements of Cash Flows
                                  Nu Horizons Electronics Corp. and Subsidiaries
--------------------------------------------------------------------------------

For the Year Ended                                       February 28, 1998    February 28, 1997    February 29, 1996
--------------------------------------------------------------------------------------------------------------------
Increase (Decrease) In Cash And Cash Equivalents:
Cash flows from operating activities:
  Cash received from customers                               $ 226,296,024        $ 215,279,744        $ 192,949,945
  Cash paid to suppliers and employees                        (232,653,486)        (197,159,875)        (196,045,525)
  Interest received                                                  9,797                8,134                2,541
  Interest paid                                                 (1,723,163)          (1,701,092)          (2,026,717)
  Income taxes paid                                             (4,511,763)          (1,677,850)          (6,034,790)
--------------------------------------------------------------------------------------------------------------------
    Net cash provided (used) by operating activities           (12,582,591)          14,749,061          (11,154,546)
--------------------------------------------------------------------------------------------------------------------
Cash flows from investing activities:
  Capital expenditures                                          (1,176,904)          (4,936,512)          (1,055,558)
  Purchase of stock for ESOP                                      (950,014)                  --             (559,800)
  Proceeds from sale of building                                 1,126,840                   --                   --
--------------------------------------------------------------------------------------------------------------------
    Net cash (used) by investing activities                     (1,000,078)          (4,936,512)          (1,615,358)
--------------------------------------------------------------------------------------------------------------------
Cash flows from financing activities:
  Borrowings under revolving credit line                        51,650,000           21,150,000           65,000,000
  Repayments under revolving credit line                       (34,350,000)         (30,450,000)         (52,100,000)
  Principal payments of long-term debt                            (433,129)            (619,254)            (413,884)
  Proceeds from exercise of employee stock options                 103,383              178,522               99,336
  Proceeds from long-term debt                                          --                   --              559,800
--------------------------------------------------------------------------------------------------------------------
    Net cash provided by (used in) financing activities         16,970,254           (9,740,732)          13,145,252
--------------------------------------------------------------------------------------------------------------------
Net increase in cash and cash equivalents                        3,387,585               71,817              375,348
Cash and cash equivalents, beginning of year                       946,084              874,267              498,919
--------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents, end of year                       $   4,333,669        $     946,084        $     874,267
====================================================================================================================

Reconciliation Of Net Income To Net Cash
 From Operating Activities:
Net income                                                   $   5,297,991        $   7,073,560        $   9,396,301
--------------------------------------------------------------------------------------------------------------------
Adjustments to reconcile net income to net
 cash provided (used) by operating activities:
  Depreciation and amortization                                  1,488,057            1,238,967            1,169,816
  Bad debts                                                        315,000              701,500              635,000
  Contribution to ESOP (compensation)                              139,950              139,950              139,950
  Loss on sale of building                                          60,871                   --                   --

Changes in assets and liabilities:
  (Increase) in accounts receivable                             (7,029,384)          (1,332,963)          (9,853,239)
  (Increase) decrease in inventories                           (14,240,320)           7,044,345          (14,553,370)
  (Increase) decrease in prepaid expenses and
     other current assets                                       (1,933,738)          (1,889,346)             623,688
  (Increase) in other assets                                       (80,951)             (77,902)             (77,969)
  Increase in accounts payable and accrued expenses              3,190,686            1,964,667            1,666,050
  Increase (decrease) in income taxes                                   --             (220,288)             212,545
  (Decrease) in other current liabilities                               --                   --              (43,686)
  (Decrease) increase in deferred taxes                            209,247              106,571             (469,632)
--------------------------------------------------------------------------------------------------------------------
  Total adjustments                                            (17,880,582)           7,675,501          (20,550,847)
--------------------------------------------------------------------------------------------------------------------
Net cash provided (used) by operating activities             $ (12,582,591)       $  14,749,061        $ (11,154,546)
====================================================================================================================

Non-cash Financing Activities:

      During the year ended February 29, 1996, the subordinated debt-holder (see
Note 7) converted $6,000,000 of debt into 666,666 shares of the Company's common stock.

      During the year ended February 28, 1997, the subordinated debt-holder (see
Note 7) converted $1,941,000 of debt into 215,667 shares of the Company's common stock.

See notes to consolidated financial statements.

--------------------------------------------------------------------------------
Notes to Consolidated Financial Statements Three Years Ended February 28, 1998
                                  Nu Horizons Electronics Corp. and Subsidiaries
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1. Organization:

      Nu Horizons Electronics Corp. and its subsidiaries, NIC Components Corp., and Nu Horizons International Corp., were incorporated in the State of New York on October 22, 1982, November 8, 1982, and December 8, 1986, respectively. Nu Visions Manufacturing, Inc. was incorporated in the State of Massachusetts on August 9, 1991. On April 15, 1987, Nu Horizons Electronics Corp. was reincorporated in the State of Delaware. On April 18, 1994, Nu Horizons/Merit Electronics Corp. was incorporated in the State of Delaware, for the express purpose of acquiring the business of Merit Electronics Corp. All companies are wholesale distributors throughout the United States or export distributors of electronic components, except for Nu Visions Manufacturing, which is a contract assembler of circuit boards and various electromechanical devices.

--------------------------------------------------------------------------------
2. Summary Of Significant Accounting Policies

a. Principles of Consolidation:

      The consolidated financial statements include the accounts of Nu Horizons Electronics Corp., (the "Company") and its wholly-owned subsidiaries, NIC Components Corp. ("NIC"), Nu Horizons/Merit Electronics Corp. ("NUM"), Nu Visions Manufacturing, Inc. ("NUV") and Nu Horizons International Corp. ("International"). All material intercompany balances and transactions have been eliminated.

b. Use of Estimates:

      In preparing financial statements, in accordance with generally accepted accounting principles, management makes certain estimates and assumptions, where applicable, that affect the reported amounts of assets, liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, as well as reported amounts of revenues and expenses during the reporting period. While actual results could differ from those estimates, management does not expect such variances, if any, to have a material effect on the financial statements.

c. Concentration of Credit Risk/Fair Value:

      Financial instruments that potentially subject the Company to concentrations of credit risk consists principally of cash and accounts receivable.

      The Company maintains, at times, deposits in federally insured financial institutions in excess of federally insured limits. Management attempts to monitor the soundness of the financial institution and believes the Company's risk is negligible.

      Concentrations with regard to accounts receivable are limited due to the Company's large customer base.

      The carrying amounts of cash, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of these items. The carrying amount of long-term debt also approximates fair value since the interest rates on these instruments approximate market interest rates.

d. Inventories:

      Inventories, which consist primarily of goods held for resale, are stated at the lower of cost (first-in, first-out method) or market.

e. Depreciation:

      Depreciation is provided using the straight-line method as follows:
--------------------------------------------------------------------------------
Office equipment                                                        5 years
Furniture and fixtures                                             5 - 12 years
Computer equipment                                                      5 years
--------------------------------------------------------------------------------

      Leasehold improvements are amortized over the term of the lease. Maintenance and repairs are charged to operations and major improvements are capitalized. Upon retirement, sale or other disposition, the associated cost and accumulated depreciation are eliminated from the accounts and any resulting gain or loss is included in operations.

f. Income Taxes:

      The Company has elected to file a consolidated federal income tax return with its subsidiaries. The Company utilizes Financial Accounting Standards Board Statement No. 109 (SFAS 109) "Accounting for Income Taxes". SFAS 109 requires use of the asset and liability approach of providing for income taxes. Deferred income taxes are provided for on the timing differences for certain items which are treated differently for tax and financial reporting purposes. These items include depreciation of fixed assets, inventory capitalization valuations and the recognition of bad debt expense.

      International has elected under Section 995 of the Internal Revenue Code to be taxed as an "Interest Charge Disc". Based upon these rules, income taxes are paid when International distributes its income to the parent company. Until distributions are made, the parent company pays interest only on the deferred tax liabilities. International's untaxed income at February 28, 1998 approximates $3,000,000.

g. Goodwill:

      Costs in excess of net assets acquired are being amortized on a straight-line basis over fifteen years. As of February 28, 1998 and 1997, accumulated amortization of goodwill aggregated $601,542 and $444,618, respectively.

      The Company periodically reviews the valuation and amortization of goodwill to determine possible impairment by comparing the carrying value to the undiscounted future cash flows of the related assets, in accordance with Statement of Financial Accounting Standards (SFAS) No. 121, Accounting for the Impairment of Long-lived Assets and for Long-lived Assets to be Disposed of.

h. Cash and Cash Equivalents:

      For purposes of the statements of cash flows, the Company considers all highly liquid investments purchased with a remaining maturity of three months or less to be cash equivalents.

--------------------------------------------------------------------------------
Notes to Consolidated Financial Statements Three Years Ended February 28, 1998
                                  Nu Horizons Electronics Corp. and Subsidiaries
--------------------------------------------------------------------------------

i. Earnings Per Common Share:

      Basic and diluted earnings per share have been computed in accordance with the adoption of SFAS No. 128. In addition, prior period per share data has been restated in accordance with SFAS No. 128.

      The following average shares were used for the computation of basic and diluted earnings per share:

                                      1998               1997               1996
--------------------------------------------------------------------------------
Basic                            8,753,076          8,732,299          7,903,839
Diluted                         10,898,859         10,818,859         10,410,699

j. Reclassifications:

      Certain prior year information has been reclassified to conform to the current year's reporting presentation.

k. Stock-Based Compensation:

      SFAS No. 123 "Accounting for Stock Based Compensation", effective January 1, 1996, requires the Company to either record compensation expense or to provide additional disclosures with respect to stock awards and stock option grants made after December 31, 1994. The accompanying Notes to Consolidated Financial Statements include the disclosures required by SFAS No. 123. No compensation expense is recognized pursuant to the Company's stock option plans under SFAS No. 123 which is consistent with prior treatment under APB No. 25.

l. Advertising and Promotion Costs:

      Advertising and promotion costs, which are included in general and administrative expenses, are expensed as incurred. For the three years ended February 28, 1998, such costs aggregated $774,000, $616,000 and $615,000, respectively.

m. New Accounting Pronouncements:

      SFAS 130 "Reporting Comprehensive Income" is effective for years beginning after December 15, 1997 and early adoption is permitted. This statement prescribes standards for reporting comprehensive income and its components. Since the Company currently does not have any items of other comprehensive income, a statement of comprehensive income is not required.

      SFAS 131 "Disclosures About Segments of an Enterprise and Related Information", is effective for years beginning after December 15, 1997 and early adoption is encouraged. The Company will adopt this standard in the next fiscal year.

      See also Earnings Per Share, above.

n. Impact of the Year 2000 Issue:

      The year 2000 issue is the result of computer programs being written using two digits rather than four to define the applicable year. Any of the Company's computer programs that has date-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This could potentially result in a system failure or miscalculations causing disruptions of operations including among other things, a temporary inability to process transactions, send invoices, or engage in other similar normal business activities. The Company has ensured that its software is already year 2000 compliant, and as such this issue is not expected to have a material effect on the operations of the Company.

--------------------------------------------------------------------------------
3. Property, Plant and Equipment:

      Property, plant and equipment, which is reflected at cost, consists of the following:

                                                              1998          1997
--------------------------------------------------------------------------------
Land                                                   $        --   $   266,301
Building and improvements                                       --     1,747,930
Furniture, fixtures and office equipment                 6,290,449     5,791,946
Computer equipment                                       3,016,739     2,476,185
Assets held under capitalized leases                       919,834       919,834
Leasehold improvements                                   1,254,364       984,146
--------------------------------------------------------------------------------
                                                        11,481,386    12,186,342
Less: accumulated depreciation and amortization          5,121,611     4,635,986
--------------------------------------------------------------------------------
Property, Plant and Equipment - Net                    $ 6,359,775   $ 7,550,356
================================================================================

      Depreciation expense including depreciation of capitalized leases for the years ended February 28, 1998, February 28, 1997 and February 29, 1996 aggregated $1,331,133, $825,960 and $756,808, respectively.

      During the current fiscal year the Company completed the sale of the land and building that served as its prior corporate headquarters.

--------------------------------------------------------------------------------
4. Other Assets:

Other assets as of February 28, 1998 and February 28, 1997 consists of the following:

                                                             1998           1997
--------------------------------------------------------------------------------
Net cash surrender value - life insurance              $  937,878     $  869,473
Debt issue costs - net (Note 7)                                --        151,359
Other                                                      64,848         52,302
--------------------------------------------------------------------------------
                                                       $1,002,726     $1,073,134
================================================================================

--------------------------------------------------------------------------------
5. Revolving Credit Line:

      On May 23, 1997 the Company entered into a new unsecured revolving line of credit with two banks, which currently provides for maximum borrowings of $35,000,000 at either (i) the lead bank's prime rate or (ii) LIBOR plus 57.5 to
112.5 basis points depending on the ratio of the Company's debt to its earnings before interest, taxes, depreciation and amortization, at the option of the Company through May 23, 2001. Direct borrowings under lines of credit were $25,300,000 and $8,000,000 at February 28, 1998 and February 28, 1997,
respectively. The credit agreement contains various covenants including certain restrictions on the payment of cash dividends without the bank's consent. As of the end of the fiscal year, the Company met all of the required covenants.

--------------------------------------------------------------------------------
6. Long-term Debt:

Long-term debt consists of the following:

                                                                 1998       1997
--------------------------------------------------------------------------------
Term loan payable to bank, due in
monthly installments of $9,321
plus interest at the bank's prime rate
to March 31, 2000                                            $     --   $354,182

Various capitalized equipment leases, interest rates
ranging from 6.78% to 8.38%, maturing in 1997 and 1998.            --     78,947
--------------------------------------------------------------------------------
                                                                         433,129
Less: current portion                                              --    190,794
--------------------------------------------------------------------------------
                                                             $     --   $242,335
================================================================================

The term loan payable was secured by a pledge of the shares of the common stock of the Company purchased with the proceeds of the loans (See Note 10). Other equipment loans were secured by the specific equipment acquired.

--------------------------------------------------------------------------------
7. Subordinated Convertible Notes:

      In a private placement completed on August 31, 1994, the Company issued $15 million principal amount of Subordinated Convertible Notes, which are due in $5,000,000 increments on August 31, 2000, 2001 and 2002. The notes are subordinate in right of payment to all existing and future senior indebtedness of the Company. The notes bear interest at 8.25%, payable quarterly on November 15, February 15, May 15, and August 15. The notes are convertible into shares of common stock at a conversion price of $9.00 per share. The cost of issuing these notes was $521,565 and was amortized over three years.

      As of February 28, 1998, $7,941,000 of the notes had been converted into 882,333 shares of common stock and $7,059,000 principal amount of subordinated convertible notes remained outstanding which are due in increments of $2,353,000 on August 31, 2000, 2001 and 2002.

--------------------------------------------------------------------------------
8. Stock Options:

      Stock options granted to date under the Company's Key Employees Stock Incentive Plan and the 1994 Stock Option Plan generally expire five years after date of grant and become exercisable in four equal annual installments commencing one year from date of grant. Stock options granted under the Company's Outside Director Stock Option Plan expire ten years after the date of grant and become exercisable in three equal annual installments on the date of grant and the succeeding two anniversaries thereof.

      A summary of options granted and related information for the three years ended February 28, 1998 is as follows:

                                                                Weighted Average
                                                      Options     Exercise Price
--------------------------------------------------------------------------------
Outstanding, February 28, 1995                        717,415             $ 6.46
  Granted                                             323,000               9.33
  Exercised                                           (24,420)              4.07
  Cancelled                                           (23,023)              2.86
-------------------------------------------------------------
Outstanding, February 29, 1996                        992,972               7.54

Weighted average fair value of options
granted during the year                                                   $ 4.50
                                                                          ======
  Granted                                             471,500               8.56
  Exercised                                           (93,495)              1.91
  Canceled                                            (68,750)             10.36
-------------------------------------------------------------
Outstanding, February 28, 1997                      1,302,227               8.16

Weighted average fair value of options
granted during the year                                                   $ 4.39
                                                                          ======
  Granted                                             118,500               8.30
  Exercised                                           (20,777)              4.98
  Canceled                                            (38,500)             10.14
-------------------------------------------------------------
Outstanding, February 28, 1998                      1,361,450               8.20
=============================================================

Weighted average fair value of
options granted during the year                                           $ 3.13
                                                                          ======
Options exercisable:
February 29, 1996                                     159,945             $ 7.35
February 28, 1997                                     381,377               7.86
February 28, 1998                                     673,825               7.52

Exercise prices for options outstanding as of February 28, 1998 ranged from $5.41 to $14.83. The weighted-average remaining contractual life of these options is approximately 5 years. Outstanding options at February 28, 1998 are held by 44 individuals.

--------------------------------------------------------------------------------
Notes to Consolidated Financial Statements Three Years Ended February 28, 1998
                                  Nu Horizons Electronics Corp. and Subsidiaries
--------------------------------------------------------------------------------

      The Company applies APB 25 and related Interpretations in accounting for the Option Plans. Accordingly, no compensation cost has been recognized for its Option Plans. Had compensation cost for the Option Plans been determined using the fair value based method, as defined in SFAS 123, the Company's net earnings and earnings per share would have been adjusted to the pro forma amounts indicated below:

                                            1998            1997            1996
--------------------------------------------------------------------------------
Net earnings:
  As reported                      $   5,297,991   $   7,073,560   $   9,396,301
  Pro forma                            4,827,590       7,051,451       7,996,865

Basic earnings per share:
  As reported                      $         .61   $         .81   $        1.19
  Pro forma                                  .55             .81            1.01

Diluted earnings per share:
  As reported                      $         .52   $         .69   $         .97
  Pro forma                                  .47             .68             .83

      The fair value of each option grant was estimated on the date of the grant using the Black-Scholes option-pricing model with the following weighted average assumptions for 1998, 1997 and 1996, respectively: expected volatility of 45.8%, 48.3% and 39.8%, respectively; risk free interest rate of 6.1%, 6.5% and 6.5% for 1998, 1997 and 1996, respectively; and expected lives of 1 to 5 years.

      The effects of applying SFAS 123 in the above pro forma disclosures are not indicative of future amounts, as they do not include the effects of awards granted prior to 1995. Additionally, future amounts are likely to be affected by the number of grants awarded since additional awards are generally expected to be made at varying amounts.

--------------------------------------------------------------------------------
9. Income Taxes:

      The provision for income taxes is comprised of the following:

                       February 28, 1998   February 28, 1997   February 29, 1996
--------------------------------------------------------------------------------
Current:
  Federal                    $ 3,103,097         $ 4,213,767         $ 5,082,876
  State and Local                655,559             900,193           1,107,016

Deferred:
  Federal                        (74,103)           (221,867)            178,923
  State                          (35,007)            (44,397)             34,476
--------------------------------------------------------------------------------
                             $ 3,649,546         $ 4,847,696         $ 6,403,291
================================================================================

      The components of the net deferred income tax liability, pursuant to SFAS 109, as of February 28, 1998 and February 28, 1997 are as follows:

                                                        1998               1997
--------------------------------------------------------------------------------
Deferred Tax Assets:
  Accounts Receivable                            $   708,610        $   679,600
  Inventory                                          100,300            162,400
--------------------------------------------------------------------------------
Total Deferred Tax Assets                            808,910            842,000
--------------------------------------------------------------------------------
Deferred Tax Liabilities
  Fixed Assets                                      (184,500)          (112,148)
  Income of Interest Charge DISC                  (1,055,805)          (952,000)
--------------------------------------------------------------------------------
Total Deferred Tax Liabilities                    (1,240,305)        (1,064,148)
--------------------------------------------------------------------------------
Net Deferred Tax Liabilities                     $  (431,395)       $  (222,148)
================================================================================

The following is a reconciliation of the maximum statutory federal tax rate to the Company's effective tax rate:

                                             1998           1997           1996
--------------------------------------------------------------------------------
Statutory rate                               35.0%          35.0%          35.0%
State and local taxes                         7.1            7.0            6.5
Other                                        (1.3)          (1.3)          (1.0)
--------------------------------------------------------------------------------
Effective tax rate                           40.8%          40.7%          40.5%
================================================================================

--------------------------------------------------------------------------------
10. Employee Benefit Plans:

      On January 13, 1987, the Company's Board of Directors approved the termination of the Company's pension plan and approved the adoption of an employee stock ownership plan (ESOP) to replace the terminated pension plan. The ESOP covers all eligible employees and contributions are determined by the Board of Directors. The ESOP purchases shares of the Company's common stock using loan proceeds. As the loan is repaid, a pro rata amount of common stock is released for allocation to eligible employees. The Company makes cash contributions to the ESOP to meet its obligations. Contributions to the ESOP for the three years ended February 28, 1998 aggregated $139,950 for each year.

      On October 31, 1997, the Company, on behalf of the ESOP, entered into an additional credit agreement with a bank which provides for a $3,000,000 revolving line of credit at the bank's prime rate until October 31, 2001. Direct borrowings under this line of credit are payable in forty-eight equal monthly installments commencing with the fiscal period subsequent to such borrowings. At February 28, 1998, there were no direct borrowings outstanding under the ESOP line of credit.

      In January 1991, the Company also established a 401-K profit sharing plan to cover all eligible employees. The Company's contributions to the plan are discretionary, but may not exceed 1% of compensation. Contributions to the plan for the three years ended February 28, 1998 were $220,403, $111,585 and $90,243, respectively.

--------------------------------------------------------------------------------
11. Commitments:

      (a) On September 13, 1996, the Company signed employment contracts (the "Contracts"), as amended, with three of its senior executives for a continually renewing five year term. The Contracts specify a base salary of $226,545 for each officer, which shall be increased each year by the change in the consumer price index, and also entitle each of the officers to an annual bonus equal to 3.33% (10% in the aggregate) of the Company's consolidated earnings before income taxes. Benefits are also payable upon the occurrence of either a change in control of the Company, as defined, or the termination of the officer's employment, as defined. The Contracts also provide for certain payments of the executives' salaries, performance bonuses and other benefits in event of death or disability of the officer for the balance of the period covered by the agreement.

      (b) In December 1996, the Company leased an approximately 80,000 square foot facility in Melville, Long Island, New York to serve as its executive offices and main distribution center. In mid- 1997, the Company moved its executive offices and distribution operation to the facility. The lease term is from December 17, 1996 to December 16, 2008 at an annual base rental of $601,290 and provision for a 4% annual escalation in each of the last ten years of the term. The Company also leases certain other office, warehouse and other properties which leases include various escalation clauses, renewal options, etc. Aggregate minimum rental commitments under noncancelable operating leases are as follows:

--------------------------------------------------------------------------------
Fiscal 1999                                                           $1,601,614
Fiscal 2000                                                            1,502,220
Fiscal 2001                                                            1,342,167
Fiscal 2002                                                              935,134
Fiscal 2003                                                              683,296
Thereafter                                                             4,243,090
--------------------------------------------------------------------------------

Rent expense was $1,459,325, $712,548, and $587,079 for each of the prior three years in the period ending February 28, 1998.

      (c) The Company has signed a four-year consulting agreement with the former owner of Merit Electronics that commenced on April 29, 1994 and terminates on April 28, 1998. The agreement provides for the consultant to perform advisory services to Nu Horizons/Merit and to receive consulting fees of approximately $665,000 per annum.

--------------------------------------------------------------------------------
12. Major Suppliers:

      For the year ended February 28, 1998, the Company purchased inventory from one supplier that was in excess of 10% of the Company's total purchases. Purchases from this supplier aggregated approximately $18,872,000.

      For the year ended February 28, 1997, the Company purchased inventory from one supplier that was in excess of 10% of the Company's total purchases. Purchases from this supplier aggregated approximately $21,385,000.

      For the year ended February 29, 1996, the Company purchased inventory from two suppliers that were in excess of 10% of the Company's total purchases. Purchases from these suppliers aggregated approximately $33,505,000.

--------------------------------------------------------------------------------
13. Business Segment Information:

      The Company's operations have been classified into two business segments:
Electronic component distribution and industrial contract manufacturing. The component distribution segment includes the resale of active and passive components to various original equipment manufacturers and distributors. The industrial contract-manufacturing segment consists of a subsidiary, which provides electronic circuit board and harness assembly services to original equipment manufacturers. This segment began operations in September 1991.

Summarized financial information by business segment for fiscal 1998 and 1997 is as follows:

                                                          1998              1997
--------------------------------------------------------------------------------
Net sales:
 Electronic Component Distribution                $221,217,251      $206,417,667
 Industrial Contract Manufacturing                  12,108,157        10,195,040
--------------------------------------------------------------------------------
                                                  $233,325,408      $216,612,707
--------------------------------------------------------------------------------
Operating income:
 Electronic Component Distribution                $  9,430,055      $ 13,019,791
 Industrial Contract Manufacturing                   1,230,848           594,423
--------------------------------------------------------------------------------
                                                  $ 10,660,903      $ 13,614,214
--------------------------------------------------------------------------------
Total assets:
 Electronic Component Distribution                $ 95,519,254      $ 70,577,102
 Industrial Contract Manufacturing                   4,122,174         4,206,212
--------------------------------------------------------------------------------
                                                  $ 99,641,428      $ 74,783,314
--------------------------------------------------------------------------------
Depreciation and amortization:
 Electronic Component Distribution                $  1,201,732      $    978,684
 Industrial Contract Manufacturing                     286,325           260,283
--------------------------------------------------------------------------------
                                                  $  1,488,057      $  1,238,967
--------------------------------------------------------------------------------
Capital expenditures:
 Electronic Component Distribution                $    983,419      $  4,566,196
 Industrial Contract Manufacturing                     193,485           370,316
--------------------------------------------------------------------------------
                                                  $  1,176,904      $  4,936,512
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Notes to Consolidated Financial Statements Three Years Ended February 28, 1998
                                  Nu Horizons Electronics Corp. and Subsidiaries
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
14. Selected Quarterly Financial Data (unaudited):

                                                                                    Three Month Period Ended
                                                    February 28, 1998    November 30, 1997      August 31, 1997         May 31, 1997
------------------------------------------------------------------------------------------------------------------------------------
Net Sales                                                 $62,347,646          $60,013,458          $56,798,598          $54,165,706
------------------------------------------------------------------------------------------------------------------------------------
Cost of Sales                                              48,671,746           47,065,156           44,570,929           42,223,252
------------------------------------------------------------------------------------------------------------------------------------
Operating and Interest Expenses                            11,284,786           10,754,379           10,382,809            9,424,814
------------------------------------------------------------------------------------------------------------------------------------
Provision for Income Taxes                                    972,310              888,540              773,444            1,015,252
------------------------------------------------------------------------------------------------------------------------------------
Net Income                                                $ 1,418,804          $ 1,305,383          $ 1,071,416          $ 1,502,388
====================================================================================================================================
Basic Earnings Per share                                  $       .16          $       .15          $       .12          $       .17
====================================================================================================================================
Weighted Average Number of Common
and Common Equivalent Shares Outstanding                    8,753,076            8,753,076            8,746,826            8,739,326
====================================================================================================================================


                                                                                Three Month Period Ended
                                                    February 28, 1997    November 30, 1996      August 31, 1996         May 31, 1996
------------------------------------------------------------------------------------------------------------------------------------
Net Sales                                                 $54,198,484          $53,958,639          $50,783,044          $57,672,540
------------------------------------------------------------------------------------------------------------------------------------
Cost of Sales                                              42,071,313           41,894,971           39,411,875           44,746,424
------------------------------------------------------------------------------------------------------------------------------------
Operating and Interest Expenses                             9,517,539            9,138,969            9,103,283            8,807,077
------------------------------------------------------------------------------------------------------------------------------------
Provision for Income Taxes                                  1,084,131            1,182,805              916,658            1,664,102
------------------------------------------------------------------------------------------------------------------------------------
Net Income                                                $ 1,525,501          $ 1,741,894          $ 1,351,228          $ 2,454,937
====================================================================================================================================
Basic Earnings Per share                                  $       .17          $       .20          $       .15          $       .29
====================================================================================================================================
Weighted Average Number of Common and
Common Equivalent Shares Outstanding                        8,732,299            8,732,299            8,732,299            8,423,137
====================================================================================================================================

Independent Auditors' Report

To The Board of Directors
Nu Horizons Electronics Corp.
Melville, New York

      We have audited the accompanying consolidated financial statements of Nu Horizons Electronics Corp. and subsidiaries as of February 28, 1998 and 1997, and the consolidated statements of income, changes in shareholders' equity and cash flows for the three years in the period ended February 28, 1998. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

      We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the consolidated financial statements, referred to the above, present fairly in all material respects, the financial position of Nu Horizons Electronics Corp. and subsidiaries at February 28, 1998 and February 28, 1997, and the results of their operations and their cash flows for each of the three years in the period ended February 28, 1998 in conformity with generally accepted accounting principles.


      /s/ Lazar Levine & Felix LLP
      ----------------------------
      LAZAR LEVINE & FELIX LLP

New York, New York
May 18, 1998

Market for the Company's Common Equity and
Related Stockholder Matters

      (a) The Company's common stock is traded on the Nasdaq National Market System under the symbol "NUHC". The following table sets forth, for the periods indicated, the high and low closing prices for the Company's common stock, as reported by the Nasdaq National Market System.

                                                            High          Low
Fiscal Year 1997:
  First Quarter                                         $   17.25     $   12.63
  Second Quarter                                            14.75          7.25
  Third Quarter                                             11.13          7.88
  Fourth Quarter                                            10.00          7.88

Fiscal Year 1998:
  First Quarter                                              9.50          6.75
  Second Quarter                                             9.00          7.25
  Third Quarter                                              9.25          6.75
  Fourth Quarter                                             7.17          5.50

Fiscal Year 1999:
  First Quarter (Through May 1, 1998)                        7.09          6.12

      (b) As of May 1, 1998, the Company's common stock was owned by approximately 4,500 holders of record.

      (c) The Company has never paid a cash dividend on its common stock. In addition, the Company's prior revolving credit line agreement prohibited, without the bank's consent, the payment of cash dividends. The Company's existing revolving credit line agreement only permits dividends of up to 25% of the Company's consolidated net income.

Annual Meeting

The Annual Meeting of Shareholders will be held on September 24, 1998 at 10:00 AM at the Company's Corporate Headquarters, 70 Maxess Rd., Melville, New York

Form 10-K

The Company's report on Form 10-K as filed with the Securities and Exchange Commission is available upon written request to: Office of the Secretary, Nu Horizons Electronics Corp., 70 Maxess Rd., Melville, New York, 11747

Stock Traded:

Nasdaq National Market (NUHC)

Design: Brady & Honaski Associates, Inc.

Corporate Information

Officers & Directors

Irving Lubman
Chairman of the Board of Directors and Chief Operating Officer

Arthur Nadata
President, Chief Executive Officer and Director

Richard S. Schuster
Vice President, Secretary, Director and President -  NIC Components Corp.

Paul Durando
Vice President, Finance, Treasurer and Director

Harvey R. Blau
Director
Attorney at Law - Blau, Kramer, Wactlar & Lieberman P.C.
Chairman of the Board - Griffon Corporation and Aeroflex Incorporated

Herbert M. Gardner
Director
Senior Vice President - Janney Montgomery Scott Inc.
Chairman of the Board - Supreme Industries, Inc.

Dominic A. Polimeni
Director
Chairman and Chief Executive Officer - Questron Technology
Managing Director - Gulfstream Financial Group, Inc.

David Bowers
Vice President - Marketing

Elaine Givner
Vice President - Human Resources

Jan Sanchez
Vice President - Operations

Robert Valone
Vice President - Sales

Martin Drucker
Vice President - Sales - Nu Horizons International Corp.

Transfer Agent and Registrar

American Stock Transfer & Trust Company, 40 Wall Street, New York, New York
10005

Corporate Counsel

Blau, Kramer, Wactlar & Lieberman, P.C., 100 Jericho Turnpike, Jericho, New York 11753

Independent Auditors

Lazar Levine & Felix LLP, 350 Fifth Avenue, New York, New York 10118

-----------------------------
Nu Horizons Electronics Corp.
-----------------------------
70 Maxess Road
Melville, New York 11747
(516) 396-5000

Web: http//www.nuhorizons.com/